File No. [  ]

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

BRIDGE BUILDER TRUST
OLIVE STREET INVESTMENT ADVISERS, LLC

777 East Wisconsin Ave.
Milwaukee, WI  53202

APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2
THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

February 1, 2013

Please direct all communications regarding this Application to:	Copy to:
TRUST: Joseph C. Neuberger, President Elaine Richards, Secretary Bridge Builder Trust 2020 East Financial Way Suite 100 Glendora, CA 91741 (626) 914-7363	TRUST COUNSEL: Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103	INVESTMENT ADVISER: Olive Street Investment Advisers, LLC 12555 Manchester Road St. Louis, MO 63131

This document (including exhibits) contains 36 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of Bridge Builder Trust 777 East Wisconsin Ave. Milwaukee, WI 53202 And Olive Street Investment Advisers, LLC 12555 Manchester Road St. Louis, MO 63102 File No. ____
APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 15(a) OF THE
1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Bridge Builder Trust (the “Trust”) and Olive Street Investment Advisers, LLC (the “Adviser”), on behalf of the single existing series of the Trust that is a Fund as defined below (collectively, with the Trust and the Adviser, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Trust, the Fund or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each, a “Sub-Adviser”) to manage all or a portion of the assets of a Fund pursuant to an investment sub-advisory agreement with a Sub-Adviser (“Sub-Advisory Agreement”); and (ii) materially amend an existing Sub-Advisory Agreement.  Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants request that the exemptive relief sought hereby apply to the Applicants as well as any existing or future series of the Trust or any other registered open-end management company that (i) is advised by the Adviser or any person controlling, controlled by, or under common control with the Adviser or its successor (each, also an “Adviser”),1 (ii) uses the manager of managers structure described in this Application (the “Manager of Managers Structure”), and (iii) complies with the terms and conditions of the requested order (any such series, a “Fund” and collectively, the “Funds”).  If the name of any Fund contains the name of a Sub-Adviser, that name will be preceded by the name of the Adviser.  The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant, and the only series that currently intends to rely on the requested order as a Fund is the Bridge Builder Bond Fund.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders.  Under the Manager of Managers Structure, the Adviser would identify and select Sub-Advisers, evaluate Sub-Advisers, and allocate Fund assets to Sub-Advisers, and the Adviser would oversee the Sub-Advisers and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board.

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1	For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants believe that without this relief, the Trust may be precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

I. BACKGROUND
A.	The Trust

The Trust was organized as a Delaware statutory trust on December 19, 2012.  The Trust intends to register as an open-end management investment company under the 1940 Act.  Prior to the date when shares of any Fund are first offered to the public, at least a majority of the Board of the Trust will be Independent Trustees.  The Trust is organized as a series trust and currently consists of one series, which will be advised by the Adviser.

Each Fund may offer shares with its own distinct investment objectives, policies and restrictions.  Each of the Funds may offer more than one class of shares, each of which may be subject to different expenses, pursuant to Rule 18f-3 under the 1940 Act.  As a result, a Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	Services and Compensation of the Adviser

The Adviser, a limited liability company organized under Missouri law, was founded in 2012.  The Adviser’s current business address is 12555 Manchester Road, St. Louis, MO 63131.  Prior to the date when shares of any Fund are first offered to the public, the Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Any other Adviser or Sub-Adviser will also be registered under the Advisers Act.  The Adviser will provide certain investment management services to the Funds and will oversee the performance of the Sub-Advisers engaged for the Funds who will be responsible for the complete day-to-day investment management for all or a portion of the Funds.  The first and only current Fund of the Trust to be managed by the Adviser and sub-advised by one or more Sub-Advisers is the Bridge Builder Bond Fund.

Each Fund will be required to obtain shareholder approval before relying on the order requested in the Application as required in condition 1 below.  At all times following shareholder approval of the Manager of Managers Structure, the prospectus for a Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in this Application.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.  The operation of the Bridge Builder Bond Fund in the manner described in this Application will be approved by the sole initial shareholder before offering the Fund’s shares to the public.  Before any future Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus that prominently discloses the operation of the Fund in the manner described in the Application, by the sole initial shareholder before offering the Fund’s shares to the public.

The Adviser will serve as investment adviser to the Funds pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”).2  Under the terms of the Advisory Agreement, the Adviser will provide the Funds with overall investment management services and, as it deems appropriate, will continuously review, supervise and administer a Fund’s investment program, subject to the supervision of, and policies established by, the Board.  For the investment management services it will provide to a Fund, the Adviser will receive the fee specified in the Advisory Agreement from the Fund, payable monthly at an annual rate based on the average daily net assets of the Fund.  The Advisory Agreement will permit the Adviser to delegate certain responsibilities to one or more Sub-Advisers, subject to the approval of the Board.  The Adviser currently intends to delegate portfolio management responsibilities for all or a portion of the assets of each Fund to one or more Sub-Advisers.

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2	“Advisory Agreement” includes advisory agreements with an Adviser for the Fund and any future Funds.

Subject to Board review, the Adviser will be responsible for engaging Sub-Advisers, monitoring and evaluating Sub-Adviser performance, and overseeing Sub-Adviser compliance with the Funds’ investment objectives, policies and restrictions.3  The Adviser will select, monitor and evaluate Sub-Advisers for the Fund based primarily upon research, quantitative and qualitative analysis of a Sub-Adviser’s skills and investment results in managing assets for specific asset classes, investment styles and strategies.  The Adviser will pay all of its expenses arising from the performance of its obligations under the Advisory Agreement, including all fees payable to any Sub-Adviser.  Payments will be made by the Adviser to a Sub-Adviser based on the average daily value of the Fund’s net assets allocated to the Sub-Adviser, as calculated in accordance with the computation of net asset value included in the Trust’s registration statement, and accrued on a daily basis.

The terms of each Advisory Agreement will comply with Section 15(a) of the 1940 Act.  Each Advisory Agreement was or will have been approved by a Fund’s shareholder(s) and its Board, including a majority of the Independent Trustees of the Trust, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirements that the Advisory Agreement be approved by the Trust’s Board and the shareholders of the Fund(s).

The Adviser will supervise the overall investment programs of the Funds and advise and consult with the Board, and each of the different Sub-Advisers.  Subject to the review and approval of the Board, it will be the Adviser’s responsibility to select the Sub-Advisers, to allocate Fund assets among them, and to review their continued performance.

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3
The Adviser will hire Sub-Advisers for the Funds using the criteria described in this Application. The Sub-Advisers are to provide advisory services for the Funds, subject to the conditions of this Application.  As of the date of this Application, the Adviser has not entered into Sub-Advisory Agreements with Sub-Advisers.

Subject to the supervision and direction of the Board, the Adviser, as deemed appropriate by the Adviser and in accordance with the terms of the Advisory Agreement, will provide the Funds with investment management evaluation services principally by performing initial due diligence on prospective Sub-Advisers for the Funds and thereafter monitoring Sub-Adviser performance.  In evaluating prospective Sub-Advisers, the Adviser will consider, among other facts, each Sub-Adviser’s: level of expertise, prior investment performance, investment process, investment philosophy, compliance programs, portfolio manager tenure, style, consistency, expenses, investment personnel, financial strength, quality of service, and client communications.  The Adviser will communicate performance expectations and evaluations to the Sub-Advisers and ultimately recommend to the Board whether a Sub-Adviser’s Sub-Advisory Agreement should be entered into, renewed, modified or terminated.  The Adviser will negotiate and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisers, and will make recommendations to the Board as needed.  The Adviser will also be responsible for conducting the operations of the Funds, except those operations contracted to the Trust’s other service providers, including but not limited to Sub-Advisers, the Funds’ distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Funds.

C.	The Sub-Advisers and the Sub-Adviser Arrangements

The day-to-day portfolio investment management of each Fund will be provided by one or more Sub-Advisers.4  Subject to the general supervision and direction of the Adviser and, ultimately, the Board, each Sub-Adviser for a Fund will: furnish continuously an investment program for the Fund (or portion thereof) it advises in accordance with the Fund’s stated investment objective and policies; make investment decisions for the Fund (or portion thereof for which it provides investment advice); and direct or place all orders to purchase and sell securities on behalf of the Fund (or portion thereof for which it provides investment advice).  Each Sub-Adviser, and any future Sub-Adviser, will be registered with the Commission as an investment adviser under the Advisers Act and will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Fund(s) for which it provides investment advice.  The Adviser evaluates, allocates assets to and oversees the Sub-Advisers and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

Each Sub-Adviser recommended by the Adviser will be selected and approved by the Board, including a majority of the Independent Trustees.  Each Sub-Adviser will perform its services pursuant to a written Sub-Advisory Agreement with the Adviser.  This process will be repeated each time a new Sub-Adviser is proposed for a Fund.  Shareholder approval normally will not be obtained if the relief requested herein is granted.  However, shareholder approval of a Sub-Advisory Agreement with a Sub-Adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser, other than by reason of serving as a Sub-Adviser to one or more of the Funds (“Affiliated Sub-Adviser”), will be obtained.  Moreover, if a Sub-Adviser change is proposed for the Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.  Currently, the Adviser intends to enter into Sub-Advisory Agreements only with non-affiliated Sub-Advisers, but may enter into Sub-Advisory Agreements with Affiliated Sub-Advisers in the future.5

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4	Under the terms of the Advisory Agreement, the Adviser will also have the authority to manage the assets of any Fund directly.

As required by Sections 15(a) and (c) of the 1940 Act, each Sub-Advisory Agreement will:  (i) precisely describe all compensation paid to the Sub-Adviser thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder; (iii) permit termination at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the affected Fund on not more than 60 days written notice to the Sub-Adviser; and (iv) terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.

Shareholders of the Funds will not be subject to the “duplication” of advisory fees because the services provided by the Adviser will differ from those provided by the Sub-Advisers.  The Adviser will compensate the Sub-Advisers out of the advisory fee paid by a Fund to the Adviser under the Advisory Agreement.  A Sub-Adviser will be compensated by the Adviser for their portfolio management, securities selection and other services at a specified rate of the average daily net assets of the portion of a Fund allocated to the Sub-Adviser.

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5	The requested relief will not extend to Affiliated Sub-Advisers.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of, and to make material changes in Sub-Advisory Agreements with, Sub-Advisers in connection with operating the Funds.  Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made, when material changes in the Sub-Advisory Agreements are made or when new Sub-Advisory Agreements with existing Sub-Advisers are necessary or desired, except that approval by shareholders of the relevant Fund will not be sought or obtained.6  The Advisory Agreement between the Adviser and the Trust, with respect to each Fund, would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act.

Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(a)(3)(iv), 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Applicants believe that this relief should be granted for the following reasons:  (1) the Adviser will operate each Fund for which a Sub-Adviser serves as an investment adviser in a manner sufficiently different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each Sub-Adviser would not serve any meaningful purpose; (2)  the relief will benefit shareholders by enabling the Funds advised by Sub-Advisers to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to the Funds advised by Sub-Advisers.

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6	The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

If the requested relief is granted, each Sub-Advisory Agreement will precisely describe the compensation the Sub-Adviser will receive for providing services to the Fund, and will contain the following other provisions required by Section 15(a) of the 1940 Act: (1) the Sub-Advisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (2) the Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of a Fund on not more than sixty days written notice to the Sub-Adviser; and (3) the Sub-Advisory Agreement will terminate automatically in the event of its assignment, as defined in Section 2(a)(4) of the 1940 Act.

II.EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A. Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”  Rule 18f-2(c)(2) further provides that if any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by Rule 18f-2(c)(1), the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.  Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company as “(A) any person…who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities… and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)…”  These provisions, taken together, require the shareholders of a Fund to approve a Sub-Advisory Agreement each and every time a new Sub-Adviser is retained to manage the assets of the Fund or a new or materially amended contract is entered into with an existing Sub-Adviser.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Trust, on behalf of any one or more of the Funds, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or entering into a new or materially amending a Sub-Advisory Agreement with an existing Sub-Adviser.

2.	Discussion in Support of the Application

Applicants seek an exemption to permit the Adviser to enter into and materially amend Sub-Advisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Applicants believe the relief should be granted because: (i) the Adviser will operate the Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.           Necessary or Appropriate in the Public Interest

The investment advisory arrangements of the Funds, which use Sub-Advisers, will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of the Funds, the Adviser will typically not, but reserves the right to, make the day-to-day investment decisions for the Funds.  Instead, the Adviser will establish an investment program for a Fund and will select, supervise and evaluate the Sub-Advisers who make the day-to-day investment decisions for the Fund.  This is a service that the Adviser believes will add value to the investments of a Fund’s shareholders because the Adviser will be able to select those Sub-Advisers best suited to manage a particular Fund in light of the Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional registered investment company advisory firms.  Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust.  Applicants believe that shareholders will look to the Adviser when they have questions or concerns about their Fund’s management or investment performance, and will expect the Adviser and the Board to select the Sub-Adviser that is best suited to achieve the Fund’s investment objectives.  Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate all Sub-Advisers out of the advisory fees that the Adviser will receive from the Funds.  There is no compelling policy reason why shareholders should be required to approve relationships between the Sub-Advisers and a Fund when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Adviser is proposed for retention by the Trust on behalf of one or more of the Funds, shareholders would be required to approve the new Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement is to be amended in any material respect, the shareholders of the Fund would have to approve the change.  Moreover, it would be illegal for the Fund to retain a Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval has been obtained.  In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, prepare and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, a process that often necessitates the retention of a proxy solicitor.  This process is time-consuming, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to the affected Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds will pay the Adviser – i.e., the selection, supervision and evaluation of Sub-Advisers – without incurring unnecessary delay or expense is appropriate in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund will be able to act more quickly and with less expense to hire or replace Sub-Advisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser who is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control – events which are beyond the control of the Adviser, the Trust and the Fund – the affected Fund may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers.  The sudden loss of a Sub-Adviser could be highly disruptive to the operations of a Fund.

b.           Consistent with the Protection of Investors

Primary responsibility for managing a Fund will be vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Adviser will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Sub-Advisers in the Adviser (subject to the approval of the Board) in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will be in possession of information necessary to select the most able Sub-Advisers.  The Adviser believes that investors choose the Funds in part because of the added value to the Funds from the Adviser who has the requisite experience to evaluate, select and supervise the Sub-Advisers with particular expertise in the relevant strategies/market sectors.

In evaluating the services that a Sub-Adviser will provide to a Fund, the Adviser will consider certain information, including, but not limited to, the following:

(1) the advisory services to be provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Fund;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Sub-Adviser; and

(4) reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser typically will (i) review the Sub-Adviser’s current Form ADV, (ii) conduct a due diligence review of the Sub-Adviser, and (iii) conduct an interview of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of each Sub-Adviser’s compensation with respect to the Fund for which the Sub-Adviser provides portfolio management services.  Although only the Adviser’s fee is payable directly by the Fund, and each Sub-Adviser’s fee is payable by the Adviser, the fees of all Sub-Advisers directly bear on the amount and reasonableness of the Adviser’s fee payable by the Fund.  Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)           a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)           comparisons of the proposed fees to be paid by a Fund with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)           data with respect to the projected expense ratios of a Fund and comparisons with other mutual funds of comparable size.

If this relief is granted, shareholders of the Funds will continue to receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) of a Fund will include all information required by Form N-1A concerning the Sub-Advisers for the Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application).  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the applicable Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act.  If a new Sub-Adviser is retained in reliance on the requested order, the applicable Fund will inform its shareholders of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Sub-Adviser is hired for the Fund, the Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Information Statement;7 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice or Multi-manager Information Statement, as applicable, no later than when the Multi-manager Notice or Multi-manager Information Statement, as applicable, is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

7
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund.  A “Multi-manager Information Statement will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below).  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

c.           Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the registered investment company’s investment objective, policies and restrictions, are the features that distinguish one registered investment company from another.  The framers of the 1940 Act believed that if a registered investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Funds’ Advisory Agreements and Sub-Advisory Agreements with Affiliated Sub-Advisers will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The prospectus for a Fund discloses that the Adviser is the primary provider of investment advisory services to the Fund.  If the requested relief is granted, the prospectus for a Fund with one or more Sub-Advisers will disclose that the Adviser may hire or change Sub-Advisers for the Fund as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination, and replacement.  In a traditionally structured registered investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the registered investment company are relying on the investment adviser for the registered investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Multi-manager Information Statement.

B.  Disclosure of Sub-Advisers’ Fees

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its registration statement the method of calculating the advisory fee payable by a registered investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require a Fund to disclose the fees the Adviser pays to each Sub-Adviser.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the 1934 Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require a Fund to disclose the fees the Adviser pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Regulation S-X under the Securities Act of 1933 sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees.  These provisions may be deemed to require a Fund’s financial statements to include information concerning fees paid to the Sub-Advisers, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Advisers accounting for 5% or more of the aggregate investment advisory fees paid by a Fund.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit a Fund to disclose (as both a dollar amount and a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Adviser, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”).  For any Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

2.	Discussion in Support of the Application

The Applicants seek an exemption to permit the Funds to provide the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Sub-Adviser under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe the relief should be granted because: (i) the Adviser will operate the Funds using one or more Sub-Advisers in a manner different from that of conventional investment companies such that disclosure of the fees the Adviser pays to each Sub-Adviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser will operate the Funds using one or more Sub-Advisers in a manner substantially different from that of conventional investment companies.  By investing in such a Fund, shareholders will hire the Adviser to manage the Fund’s assets in conjunction with using its investment sub-adviser selection and monitoring process.  The Adviser, under the overall supervision of the Board, will take ultimate responsibility for overseeing Sub-Advisers and recommending their hiring, termination and replacement.  In return for its services, the Adviser will receive an advisory fee from the Fund out of which it will compensate all Sub-Advisers.  Disclosure of the fees the Adviser pays to each Sub-Adviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Sub-Advisers.  Indeed, disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.8

The requested relief will benefit shareholders of the Funds because it will improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  Many investment advisers charge their customers for advisory services according to a “posted” fee schedule.  While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief will encourage Sub-Advisers to negotiate lower advisory fees with the Adviser if the lower fees are not required to be made public.

__________________________
8
The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004 (adopting disclosure changes)). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to a Fund, the SAI will describe the structure of and method used to determine the compensation received by its portfolio managers, whether employed by the Adviser or a Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to a Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

A Fund’s prospectus will disclose the advisory fee paid to the Adviser from a Fund’s assets, out of which the Adviser will compensate the Sub-Adviser(s), if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to the Adviser by a Fund will not be increased without the approval of the shareholders of the Fund.

For the reasons stated above, the granting of the Applicants’ request for relief from the potential higher sub-advisory fees that would result from the public disclosure of each Sub-Adviser’s fee rate is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.  Discussion of Precedents

Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to several other fund complexes based on conditions substantially identical to those proposed herein.  See, e.g., Arden Investment Series Trust and Arden Asset Management LLC., Investment Company Act Release Nos. 30283 (November 28, 2012) (order) and 30255 (November 2, 2012) (notice) (“Arden”); Trust for Professional Managers and Collins Capital Investments, LLC, Investment Company Act Release Nos. 30263 (November 14, 2012) (order) and 30235 (notice) (“Collins Capital”); Sterling Capital Funds and Sterling Capital Management, LLC, Investment Company Act Release Nos. 29738 (July 26, 2011) (order) and 29713 (July 1, 2011) (notice) (“Sterling”); Simple Alternatives, LLC and The RBB Fund, Inc (“Simple Alternatives”), Investment Company Act Release Nos. 29629 (April 19, 2011) (order) and 29616 (March 24, 2011) (notice); Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release Nos. 29488 (October 26, 2010) (order) and 29445 (September 27, 2010) (notice) (“Highland”); and American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, Investment Company Act Release Nos.  29483 (October 25, 2010) (order) and 29444 (September 27, 2010) (notice) (“American Fidelity”).
Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Arden, Collins Capital, Sterling, Simple Alternatives, Highland, and American Fidelity.

III. CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.  Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.  The prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in the Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.  The Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of a new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.  The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.  At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.  When a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.  Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.  Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.  Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.    The Adviser will provide general management services to a Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board, will (i) set a Fund’s overall investment strategies; (ii) evaluate, select, and recommend Sub-Advisers to manage all or part of a Fund’s assets; (iii) when appropriate, allocate and reallocate a Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the performance of Sub-Advisers; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with a Fund’s investment objective, policies and restrictions.

11.    No trustee or officer of the Trust or of a Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.    Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.    In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

IV. CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V. PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 777 East Wisconsin Ave. Milwaukee, WI  53202.  Applicants further state that all communications or questions should be directed to Bridge Builder Trust, c/o Elaine E. Richards, Esq., U.S. Bancorp Fund Services, LLC, 2020 East Financial Way, Suite 100, Glendora, CA 91741, (626) 914-7363 and with copies to Timothy W. Levin, Esq., Morgan, Lewis, & Bockius, 1701 Market Street, Philadelphia, PA 19103-2921, (215) 963-5037, and James A. Tricarico, Jr., Esq., Olive Street Investment Advisers, 12555 Manchester Road, St. Louis, MO 63131.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s organizational documents, responsibility for the management of the affairs and business of the Trust is currently vested in its initial Trustee, that by resolution duly adopted and attached to this Application as Exhibit A-1, the initial Trustee of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of the Adviser is fully authorized under the Adviser’s organizational documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

[Continues on following page.]

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

BRIDGE BUILDER TRUST

By:  /s/ Joseph C. Neuberger

Name:   Joseph C. Neuberger

Title:     President

OLIVE STREET INVESTMENT ADVISERS, LLC

By: /s/ James A. Tricarico, Jr.

Name:   James A. Tricarico, Jr., Esq.

Title:     Secretary

January 29, 2013

EXHIBIT INDEX

Sequential
Page Number

A-1	Authorizing Resolutions of Bridge Builder Trust	A-1

B-1	Verification of Bridge Builder Trust Pursuant to Rule 0-2(d)	B-1

B-2	Verification of Olive Street Investment Advisers, LLC Pursuant to Rule 0-2(d)	B-2

-i-

EXHIBIT A-1
BRIDGE BUILDER TRUST
RESOLUTIONS ADOPTED BY ITS
INITIAL TRUSTEE ON JANUARY 10, 2013

Authorization to File Exemptive Order Application relating to the Trust and its Series

WHEREAS, the initial Trustee (the “Initial Trustee”) of Bridge Builder Trust (the “Trust”) deems it to be in the best interests of the Trust to permit Olive Street Investment Advisers, LLC (the “Advisor”), subject to certain conditions required by the Securities and Exchange Commission (“Commission”) and set forth in the attached application for exemptive relief (the “Application”), to enter into and materially amend, for any series of the Trust managed by the Advisor now or hereafter existing that uses or may use the manager of managers structure described in the Application (each, a “Fund”), investment subadvisory agreements (“Subadvisory Agreements”) with various subadvisors that are not affiliated persons of the Trust or the Advisor other than by reason of serving as a subadvisor to a Fund (“Subadvisors”), which Subadvisory Agreements shall be subject to review and approval by the full Board of Trustees of the Trust, including the independent members of the board (the “Board”), but not the shareholders of the affected Fund; and

WHEREAS, the Initial Trustee deems it to be in the best interests of the Trust to permit a Fund to disclose to shareholders only the aggregate fees paid to Subadvisors of the Fund; and

WHEREAS, the Initial Trustee believes that by entering into such Subadvisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Subadvisors, a Fund will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS, the Initial Trustee has determined that it is appropriate and necessary to file with the Commission the Application which will accomplish the objectives described above.

NOW, THEREFORE, BE IT RESOLVED, that the Initial Trustee hereby authorizes and directs the officers of the Trust, with the assistance of legal counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements of the 1940 Act and various other applicable rules, regulations and forms under the federal securities laws.

FURTHER RESOLVED, that the officers of the Trust are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions, the taking of any such action and the execution and delivery of any instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

A-1

EXHIBIT B-1

BRIDGE BUILDER TRUST

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated January 29, 2013 for and on behalf of Bridge Builder Trust; that he is President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ Joseph C. Neuberger

Name:   Joseph C. Neuberger

Title:     President

B-1

EXHIBIT B-2

OLIVE STREET INVESTMENT ADVISERS, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated January 29, 2013 for and on behalf of Olive Street Investment Advisers, LLC; that he is an Officer of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ James A. Tricarico, Jr.

Name:   James A. Tricarico, Jr., Esq.

Title:     Secretary